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                                                                     EXHIBIT 17.

December 20, 2001


Edward P. Rea
Chairman of the Board
Invvision Capital, Inc./

Dear Mr. Rea:

Please consider this my notification of resignation from the Board of Invvision Capital, Inc. and any other position in Invvision Capital, Inc. and another entity that I was never elected to.

Yours truly,

/s/ C.J. Smith

C.J. Smith.